November 12, 2021

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Division of Corporation Finance

Re:	Constellation Newholdco Inc.Amendment No. 3 to Preliminary Registration Statement on Form 10 Confidentially Submitted November 12, 2021

Ladies and Gentlemen:

Constellation Newholdco Inc. (the “Issuer”), a Pennsylvania corporation, is confidentially submitting to the Securities and Exchange Commission, on the date hereof, an amendment to the draft Registration Statement on Form 10 (the “Amended Registration Statement”) pursuant to the guidance on the confidential submission of such draft registration statements.

This Amended Registration Statement includes updated financials and information regarding the Issuer’s management.

If you have any questions regarding the Amended Registration Statement or the foregoing, please contact Richard W. Astle or Tiffany Chan at Sidley Austin LLP at (312) 853-7270 (rastle@sidley.com) or (312) 853-7602 (tiffany.chan@sidley.com), respectively, or Brian Buck at Exelon Corporation at (202) 250-1934 (Brian.Buck@exeloncorp.com).

Very truly yours,

/s/ Brian Buck
Brian Buck
Assistant Secretary

Enclosure

cc:	Richard W. Astle, Sidley Austin LLP

Tiffany Chan, Sidley Austin LLP

Carter Culver, Exelon Corporation